Exhibit 99.1

TROOPS, Inc. (NASDAQ: TROO) Announces Strategic Term Sheet with Young Platform to Accelerate Development of Digital Asset Exchange Infrastructure

HONG KONG, October 30, 2026 /PRNewswire/ -- TROOPS, Inc. (NASDAQ: TROO) (“TROOPS” or the “Company”) today announced that the Company has entered into a term sheet (the “Term Sheet”) with Young Platform S.p.A., a European digital asset technology provider, designed to accelerate the development and launch of the Company’s planned digital asset exchange infrastructure. The Term Sheet will become binding on November 1, 2026 and sets out principal terms and conditions upon which the parties shall execute a license agreement (the “License Agreement”).

Through the Term Sheet and the License Agreement, the Company intends to, in collaboration with EFFORCE Group, launch and operate a digital asset exchange based on Young Platform S.p.A’s proprietary digital asset exchange platform. The Company expects to obtain access to Young Platform S.p.A.’s exchange technology through the proposed License Agreement, including source code, matching engine technology, wallet management systems, administrative tools, technical documentation, and deployment support. The Company believes that access to these established technology assets will significantly shorten development timelines and provide a faster path to the launch of its planned exchange and broader digital asset infrastructure platform. In addition to the proposed technology license, TROOPS and Young Platform S.p.A. intend to actively collaborate on the configuration, integration, deployment, enhancement and future evolution of the platform .

This announcement follows TROOPS’ previously disclosed conditional sale and purchase agreement with EFFORCE Group, which is expected to expand the Company’s capabilities across digital assets, sustainability-focused initiatives, and technology-driven financial services.

“This agreement represents an important milestone in the execution of our digital asset strategy,” said Damian Thurnheer, President and Chief Executive Officer of TROOPS. “By combining access to proven exchange technology and source code with direct collaboration between our engineering teams, we expect to significantly accelerate the development of our exchange infrastructure while retaining the flexibility to customize and expand the platform over time.”

The initiative complements TROOPS’ recently announced strategic developments, including its proposed business combination with EFFORCE Group and the previously announced appointments of Jacopo Visetti and Sergio Carloni, further strengthening the Company’s technology, operational and industry expertise as it expands its presence in the digital asset sector and advances related digital asset licensing arrangements.

About TROOPS, Inc.

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers, (b) property investment to generate additional rental income and, (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS), (d) advisory and referral services in relation to the application of migration, education and visa renewal to its customers, and (e) consultancy services for insurance products in respect of insurance referral to insurance brokers. The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

For more information about TROOPS, Inc., please visit our investor relations website: www.troops.co

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify these forward-looking statements by words or phrases such as “anticipate”, “aim”, “believe”, “continue”, “estimate”, “expect”, “intend”, “likely”, “may”, “should”, “target”, “will”, the negative of such terms, and other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, outlook, prospects and trends, market outlook, the expected impact of new accounting pronouncements and other non-historical statements. The forward-looking statements in this announcement (and any written or oral statements relating to this report) are based upon current estimates, expectations, beliefs and various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. These assumptions are inherently subject to significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including:

•	our ability to maintain effective internal control over financial reporting;

•	our ability to successfully execute our business strategy;

•	changes in sales trends, customer demand and customer mix, and competition in the markets in which we operate;

•	risks relating to our liquidity and our ability to obtain loans and other financing on acceptable terms or at all, including without sufficient fixed assets to serve as collateral, and the risk that future equity financing will dilute our shareholders;

•	risks relating to the credit quality of our customers and borrowers, delays in payment and credit losses;

•	our ability to expand through strategic acquisitions and the establishment of new locations, and to realize the intended benefits of any acquisitions or divestitures;

•	changes in government policy, laws and regulations, and in economic and market conditions, in Hong Kong, the People’s Republic of China and other jurisdictions in which we operate;

•	fluctuations in interest rates and exchange rates, inflation, and global economic and financial market conditions;

•	changes in tax laws, treaties and regulations, and challenges to our tax position;

•	geopolitical events and conflicts, and any related sanctions or trade restrictions;

•	our ability to attract and retain skilled personnel and maintain relationships with suppliers, customers and other third parties;

•	impairment of our assets;

•	cybersecurity incidents and our compliance with laws relating to privacy, data protection and information security;

•	disputes and litigation;

•	our ability to maintain the listing of our ordinary shares on the Nasdaq Capital Market; and

•	the other risks described in “Item 3. Key Information—D. Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2025 and in our other filings with the U.S. Securities and Exchange Commission.

Any forward-looking statements that we make in this announcement (and any related written or oral statements) speak only as of the date of such statements and we caution readers of this announcement not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no (and expressly disclaim any) obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this announcement should not be construed as exhaustive. New factors emerge from time-to-time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.